SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               Herman Miller, Inc.
             (Exact name of registrant as specified in its charter)

                    Michigan                                  38-0837640
    (State of Incorporation or Organization)                (I.R.S. Employer
                                                           Identification No.)

         855 East Main Street, Zeeland                         49464
    (Address of Principal Executive Offices)                 (Zip Code)


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box. |_|


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates: _______________________
                    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                               Name of each Exchange
         Title of each class                   on which each class
         to be so registered                   is to be registered

                  None                                 None

Securities to be registered pursuant to Section 12(g) of the Act:

                     Junior Preferred Stock Purchase Rights
                                (Title of class)

                                Page 1 of 6 Pages
                           Exhibit Index is on Page 7

Item 1.   Description of Securities To Be Registered

     On June 30, 1999, the Board of Directors of Herman Miller, Inc., a Michigan corporation (the "Company"), declared a dividend payable July 12, 1999 of one right (a "Right") for each outstanding share of common stock, $.20 par value ("Common Stock") of the Company held of record at the close of business on July 12, 1999 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined). The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of June 30, 1999 (the "Rights Agreement"), between the Company and First Chicago Trust of New York, a division of Equiserve Limited Partnership, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Junior Participating Preferred Stock ("Junior Preferred Stock"), for $100 (the "Exercise Price"), subject to adjustment.

     The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (i) the later of (A) the tenth day after the date on which any Person (other than the Company, a majority owned Subsidiary of the Company or an employee stock ownership or other employee benefit plan of the Company or a majority owned Subsidiary of the Company) commences a tender or exchange offer which, if consummated, would result in such Person's becoming the Beneficial Owner of 15% or more of the outstanding shares of Common Stock (any Person having such Beneficial Ownership being referred to herein as an "Acquiring Person") and (B) such later date as the Board of Directors may from time to time fix by resolution adopted prior to the Separation Time, and (ii) the first date (the "Flip-In Date") of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such other than as a result of a Flip-over Transaction or Event (as defined below); provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that, if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made. The time described in either clause (i) or (ii) of the foregoing sentence shall be referred to herein as the "Separation Time." The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall have printed thereon a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

     The Rights will not be exercisable until the Business Day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on July 12, 2009 and (ii) the date on which the Rights are redeemed as described below (the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

     In the event that prior to the Expiration Time, a Flip-In Date shall occur, the Company shall take such action as shall be necessary to ensure and provide that, if permitted by applicable law, each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with, and subject to, the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price, on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, if permitted by applicable law, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     Whenever the Company shall become obligated as described in the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Junior Preferred Stock, at a ratio of one one-hundredth of a share of Junior Preferred Stock for each share of Common Stock so issuable.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions on or after the time when an Acquiring Person has become such in which, directly or indirectly, (A) the Company shall consolidate or merge with or into the Acquiring Person or any Person acting together in any respect with the Acquiring Person, or the Acquiring Person or any other Person acting together in any respect with the Acquiring Person shall merge with or into the Company, (B) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (i) aggregating more than 50% of the assets (measured by either book value or fair market value) or (ii) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to the Acquiring Person or any other Person acting together in any respect with the Acquiring Person (provided that for purposes of clauses (A) and (B), but without limitation, a Person shall be deemed to be acting together in any respect with an Acquiring Person if such Person enters into any transaction of the type described in clause (A) or (B) within one year after the time the Acquiring

Person has become such, unless (x) such transaction was initiated by the Company and (y) the Acquiring Person or any Person acting together in any respect with the Acquiring Person has not acquired control of the Board of Directors of the Company), (C) any Acquiring Person shall (i) sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire or dispose of, to, from, or with, as the case may be, the Company or any of its Subsidiaries, over any period of 12 consecutive calendar months, assets or liabilities (x) having an aggregate fair market value of more than $100,000,000 or (y) on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with an unaffiliated third party, (ii) receive any compensation for services from the Company or any of its Subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with the Company's (or its Subsidiaries') past practices, or (iii) receive the benefit, directly or indirectly (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries involving an aggregate principal amount in excess of $100,000,000 or an aggregate cost or transfer of benefits from the Company or any of its Subsidiaries in excess of $100,000,000 or, in any case, on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's- length negotiations with a third party, or (D) as a result of any reclassification of securities (including any reverse stock split), or recapitalization, of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction or series of transactions (whether or not with or into or otherwise involving an Acquiring Person), the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its Subsidiaries which is directly or indirectly owned by any Acquiring Person is increased by more than 1% (each of the transactions or events or series of transactions or events in clauses (A) through (D) above being referred to herein as a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur any Flip-over Transaction or Event, unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing definition of "Flip-over Transaction or Event", the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates (other than the Company, a wholly owned Subsidiary of the Company or an employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company), counted together as a single Person.

     The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a redemption price of $.001 per Right subject to adjustment (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders on or prior to the Flip-in Date, because the Rights can be redeemed before the consummation of such transaction.

     As of May 29, 1999, there were 79,565,860 shares of Common Stock issued and outstanding and 13,220,857 shares reserved for issuance pursuant to existing option and employee benefit plans. As of May 29, 1999, options to acquire 4,819,767 shares of the Company's Common Stock, granted under these plans, were outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

     The Rights Agreement (which includes as Exhibit A the form of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Adoption of Resolution Establishing the Junior Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto, including the definitions therein of certain terms. Whenever particular terms that are defined in the Rights
Agreement are referred to, it is intended that such defined terms shall be incorporated herein by reference.


Item 2.   Exhibits

     Form of Rights Agreement, dated as of June 30, 1999 between Herman Miller, Inc. and First Chicago Trust of New York, a division of Equiserve Limited Partnership, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Separation Time.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HERMAN MILLER, INC.


Dated: July 6, 1999                  By /s/ James Christenson

                                        Its Secretary



269028v5

                                  EXHIBIT INDEX

                                                                   Sequentially
Exhibit No.         Description                                    Numbered Page

   (1)

                    Shareholder Protection Rights Agreement,
                    dated as  of June 30, 1999  (the "Rights
                    Agreement"), between Herman Miller, Inc.
                    (the  "Company") and First Chicago Trust
                    of  New York,  a division  of  Equiserve
                    Limited  Partnership,  as  Rights Agent,
                    including  as  Exhibit A   the  form  of
                    Rights Certificate and of Election to Exercise and as Exhibit B the form of Certificate of Adoption of Resolution Establishing Series of Shares of Junior Participating Preferred Stock of the Company